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                            April 3, 2023

       Ted Sharp
       Chief Financial Officer
       Timberline Resources Corp
       101 East Lakeside Avenue
       Coeur d   Alene, Idaho 83814

                                                        Re: Timberline
Resources Corp
                                                            Form 10-K for the
Fiscal Year ended September 30, 2022
                                                            Filed December 29,
2022
                                                            File No. 001-34055

       Dear Ted Sharp:

              We have reviewed your March 17, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 1, 2023 letter.

       Form 10-K for the Fiscal Year ended September 30, 2022

       Description Of Properties, page 18

   1. We understand from your responses to prior comments 1, 2, 3 and 4 that you intend to amend your annual
report to address the concerns outlined in those comments, and that the amendment will include
an updated Technical Report Summary as an exhibit, unless you decide to eliminate
certain resource disclosures.

                                                        Please submit the
specific revisions that you propose and the draft Technical Report
                                                        Summary for review in
advance of filing your amendment and, to the extent that you are contemplating the
alternative of removing disclosures, address each aspect of the referenced disclosure
requirements that may apply in either case.
 Ted Sharp
Timberline Resources Corp
April 3, 2023
Page 2
         Please confirm that revisions to disclosures concerning your mineral properties and the
         Technical Report Summary will be based on information underlying or inherent within your mining plan as of the end of your fiscal year of September 30, 2022, and will not incorporate or reflect changes or information arising in subsequent periods.

       You may contact John Cannarella, Staff Accountant, at (202) 551-3337 with any questions regarding comments on accounting matters, or Ken Schuler, Mining Engineer, at (202)
551-3718 with any questions regarding comments on the mineral property disclosures. You may contact Karl Hiller, Branch Chief, at (202) 551-3686 with any other questions.



FirstName LastNameTed Sharp                                   Sincerely,
Comapany NameTimberline Resources Corp
                                                              Division of
Corporation Finance
April 3, 2023 Page 2                                          Office of Energy
& Transportation
FirstName LastName